United States securities and exchange commission logo





                         May 31, 2024

       Mark Wilson
       General Counsel
       Nektar Therapeutics
       455 Mission Bay Boulevard South
       San Francisco, CA 94158

                                                        Re: Nektar Therapeutics
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279760

       Dear Mark Wilson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Mitchell Bloom